Exhibit 99.1

No. 07/08
IAMGOLD ADVANCES PRE-FEASIBILITY AT QUIMSACOCHA

Toronto, Ontario, March 18, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce drill results from its wholly owned Quimsacocha project in southwest Ecuador.  These results are part of the US$5.7 million exploration and development program carried out throughout 2007, and comprise part of the work required for the completion of pre-feasibility study expected in June 2008. Results continue to highlight the strong gold, silver and copper values contained within the known resource, and include an intercept of 51 metres averaging 14.6 grams per tonne (g/t) gold, 52.6 g/t silver and 1.12% copper. The drill campaign on the Quimsacocha deposit was designed as a dual purpose program to provide representative samples for detailed metallurgical studies, and provide in-fill drilling on the main resource area. Twenty-four diamond drill holes totaling 4,310 metres were completed, including two holes completed for geo-hydrological base line studies.  Specific intersections from the infill drilling program can be found in Table 1, and hole locations are illustrated in Figure 1.

“Quimsacocha is continuing to show that it is a world class deposit with potential to grow,” commented Joseph Conway, President and CEO, IAMGOLD.  “In 2008, we will work toward establishing a Mineral Development Agreement with the Government of Ecuador, completion of the pre-feasibility study and begin work required for the feasibility study.  In addition, we plan to delineate and expand the resource base and continue to work with the local governments and communities to ensure the success of the project.”

In addition to drilling on the main Quimsacocha resource, exploration drilling was carried out on the Rio Falso Sur and Loma Tasqui satellite targets located south and southwest of the Quimsacocha deposit respectively.  A 100 line-kilometre Induced Polarization (I.P.) - Resistivity survey provided the basis of this most recent exploration drill program, and six holes representing close to 2,000 metres were drilled at Rio Falso Sur and ten holes totaling over 2,500 metres were drilled at Loma Tasqui. Drill results returned low, but clearly anomalous gold and base metal values, and demonstrated that the mineralizing hydrothermal system is broader and more pervasive than recognized previously. Details of this drilling can be found in Tables 2 and 3, and a location map of the drill holes is shown in Figure 2.

In 2008, the Company has approved a budget of over $11 million at Quimsacocha to complete the pre-feasibility study, continue with exploration of the Company’s land package, and advance work on the feasibility study. Permitting is currently on-going for a planned 25,000 metres follow-up in-fill and exploration drilling campaign scheduled to start shortly.  With the delivery of the pre-feasibility and feasibility studies expected by mid 2009, Quimsacocha has the potential to be in commercial production in 2012.

Work also continued with communities and stakeholders throughout Ecuador.  Over the Company’s ten year tenure in the country, high priority has been placed in the engagement and ongoing relationships with surrounding communities, federal and local governments.  IAMGOLD’s goal is to establish a project that promotes mutual respect and sustainable development.

Table 1: Quimsacocha Ore Body Intersections December 2007

Hole	From	To	Length	Au	Ag	Cu
	m	m	m	g/t	g/t	%
IQD-1675-01	129.2	180.0	50.8	14.6	52.6	1.1
Including	130.0	136.0	6.0	19.0	88.1	1.4
Including	166.0	179.0	13.0	27.1	100.3	2.2
IQD-1525-01	60.3	91.0	30.7	8.4	29.5	0.4
IQD-1525-01	126.0	151.0	25.0	15.4	70.7	0.7
Including	131.0	147.0	16.0	18.8	87.8	1.0
IQD-1475-01	113.0	132.0	19.0	8.9	46.2	0.7
IQD-1450-01	114.0	153.0	39.0	2.7	11.6	0.1
IQD-1450-01	130.0	142.0	12.0	4.4	12.5	0.2
IQD-1425-01	93.0	150.0	57.0	2.4	15.6	0.1
Including	115.0	133.0	18.0	3.5	18.3	0.1
Including	143.0	148.0	5.0	4.6	58.3	0.2
IQD-1375-01	114.0	155.0	41.0	1.8	12.1	0.1
Including	147.0	155.0	8.0	2.6	25.5	0.3
IQD-1350-01	121.0	161.0	40.0	3.7	23.8	0.3
Including	132.0	149.0	17.0	5.1	26.4	0.3
Including	152.0	158.0	6.0	4.5	33.1	0.2
IQD-1325-01	69.0	81.0	12.0	5.9	38.5	0.9
IQD-1325-01	93.0	162.0	69.0	4.5	11.8	0.1
Including	135.0	157.0	22.0	10.1	22.1	0.3
IQD-1275-01	108.0	140.0	32.0	5.2	24.6	0.3
Including	108.0	112.0	4.0	18.0	47.1	1.5
Including	123.0	131.0	8.0	6.4	39.8	0.0
IQD-1275-02	109.0	180.7	71.7	3.1	10.6	0.1
Including	112.8	131.0	18.2	5.0	20.0	0.1
Including	141.0	148.0	7.0	5.9	12.9	0.1
IQD-1225-01	113.0	172.0	59.0	3.2	10.3	0.1
Including	144.0	153.0	9.0	4.9	9.7	0.1
Including	161.0	170.0	9.0	6.2	22.1	0.3

Hole	From	To	Length	Au	Ag	Cu
	m	m	m	g/t	g/t	%
IQD-1225-01	176.0	190.0	14.0	3.5	8.7	0.3
Including	176.0	184.0	8.0	5.2	12.2	0.4
IQD-1225-02	123.5	128.1	4.7	4.8	1.6	0.0
IQD-1225-02	138.0	168.6	30.6	9.0	19.3	0.4
Including	156.0	168.6	12.6	15.9	33.2	0.7
IQD-1225-03	137.3	176.0	38.7	3.2	14.2	0.2
Including	137.3	148.0	10.7	4.0	16.4	0.2
Including	166.0	175.3	9.3	4.8	17.6	0.3
IQD-1175-01	109.0	124.0	15.0	2.2	6.9	0.0
IQD-1175-01	140.0	177.0	37.0	4.1	14.4	0.2
IQD-1175-01	193.0	212.0	19.0	3.4	12.0	0.2
IQD-1175-02	106.6	191.0	84.4	2.4	9.5	0.1
Including	118.9	134.1	15.2	4.9	14.0	0.1
IQD-1125-01	89.0	99.0	12.0	1.7	3.6	0.0
IQD-1125-01	113.0	177.0	64.0	4.5	12.0	0.1
Including	127.0	142.0	15.0	10.3	19.0	0.1
IQD-1125-01	195.0	222.0	27.0	2.8	11.0	0.2
Including	206.0	213.0	7.0	5.0	11.0	0.2
IQD-1100-01	114.0	187.0	73.0	2.6	6.2	0.1
Including	127.0	139.0	12.0	7.2	8.1	0.0
IQD-1100-01	207.6	218.4	10.8	1.8	6.5	0.1
IQD-1075-01	102.0	164.0	62.0	4.4	16.4	0.2
Including	123.0	147.0	24.0	6.5	23.8	0.3
IQD-1075-01	175.0	190.0	15.0	2.0	10.6	0.1
IQD-1075-01	207.0	218.0	11.0	1.6	9.7	0.1
IQD-1025-01	134.0	194.0	60.0	2.0	9.7	0.1
Including	179.0	194.0	15.0	3.6	16.5	0.1
IQD-950-01	114.0	180.0	66.0	2.4	15.4	0.1
Including	134.0	145.0	11.0	3.6	28.3	0.3
Including	150.0	157.0	7.0	4.2	20.6	0.3
IQD-925-01	117.0	207.0	90.0	2.0	13.3	0.1
Including	142.0	149.0	7.0	3.6	9.1	0.1
* Hole IQD-1100-01(a) was abandoned due to technical problems.

Table 2: Rio Falso Sur Drill Results

Hole	From	To	Length	Au	Ag
	m	m	m	g/t	g/t
IJD-009	203.7	214.0	10.4	0.4	0.9
IJD-010	243.0	262.6	19.6	0.2	0.5
IJD-011	173.0	180.5	7.5	0.2	0.5
IJD-013	216.0	225.6	9.6	0.3	0.3
IJD-013	239.7	248.8	9.1	0.1	0.3
IJD-013	261.7	266.5	4.8	0.4	0.4
IJD-016	263.5	269.0	5.5	0.2	0.3
IJD-016	273.0	288.0	15.0	0.9	0.3
IJD-016	280.0	287.0	6.0	1.7	0.4
IJD-019	172.0	210.1	38.1		0.5
Including	186.5	189.5	3.0	0.2
IJD-021	349.6	352.7	3.1	0.3
IJD-022	319.5	327.2	7.7	0.3	0.2
IJD-024	339.4	343.0	3.6	0.7	0.5
*Holes IJD-006, IJD-007, IJD-020, IJD-023 were abandoned due to technical problems.
** Holes IJD-001 to IJD-005, IJD-012, IJD-014, IJD-015, IJD-025, IJD-026 yielded no important values.

Table 3: Loma Tasqui Results

Hole	From	To	Length	Au	Ag
	m	m	m	g/t	g/t
ITD-010	354.0	376.0	22.0	0.2
ITD-014	406.7	411.3	4.6	0.2
ITD-014	431.0	438.4	7.4	0.1
ITD-015	328.0	345.0	17.0	0.2	2.7
ITD-015	361.0	399.0	38.0	0.2	1.9
Including	365.0	382.0	17.0	0.3	1.8
ITD-015	411.0	439.0	28.0	0.1	1.6
* Holes ITD-009, ITD-011, ITD-016 to ITD-026 yielded no important values.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Analyses of gold in drill core samples were carried out by fire assay at the laboratory of BSI in Lima, Peru along with copper and silver included in a package of multi-elements analyses. The quality assurance-quality control program (QA-QC) includes the insertion of certified standards, blanks every 15 samples and field or lab duplicates every 20 samples. In addition, 10% of the total drilled samples were re-assayed by ALS Chemex, Lima, Peru.

The “Qualified Person” reviewing the work at Quimsacocha is Francis Clouston, P. Eng., Director of Project Evaluations at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

  Figure 1:  Summary of the Geochemistry results of infill drill program with the plan view of silicified zones intercepted at the Quimsacocha main zone

N
694 000
694 500
695 000
695 500
696 000
696 500
697 000
697 500
698 000
698 500
699 000
9 662 500
9 662 000
9 661 500
9 661 000
9 660 500
9 660 000
9 659 500
9 659 000
9 658 500
Loma Tasqui
Zone
ITD-008 to ITD-026
Rio Falso Sur
Zone
IJD-001 to IJD-026
Drillholes
Loma Tasqui Zone
Drillholes
Rio Falso Sur Zone

Figure 2: Rio Falso Sur and Loma Tasqui Hole Collar Locations